UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2010 and 2009	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2010 and 2009	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2010	17

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 29, 2011

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$83,028,316	$76,883,908
Mutual funds	144,144,641	115,905,542
Collective trusts	27,950,242	30,484,007
Total Investments	255,123,199	223,273,457
Receivables:
Notes receivable from participants	1,413,300	1,430,870
Receivables-employer contributions	7,396,006	11,168,627
Total Investments and Receivables	263,932,505	235,872,954
Payables-excess employee contributions	-	(9,806)
Net assets available for benefits, at fair value	263,932,505	235,863,148
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(1,100,628)	(659,008)
Net assets available for benefits	$262,831,877	$235,204,140

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$25,634,151	$27,090,891
Dividend and interest income	4,702,821	3,749,656
Totals	30,336,972	30,840,547
Contributions:
Participant	9,336,129	8,599,488
Employer	9,920,891	13,533,403
Totals	19,257,020	22,132,891
Other additions – including interest income on notes receivable from participants	201,303	210,909
Totals	49,795,295	53,184,347
Deductions from net assets attributable to:
Distributions to participants	22,195,856	6,657,912
Excess employee contributions		9,806
Other deductions	57,299	83,628
Totals	22,253,155	6,751,346
Net increase in plan assets before transfers	27,542,140	46,433,001
Transfers in from other plans	85,597	270,779
Net increase in plan assets after transfers	27,627,737	46,703,780
Net assets available for benefits:
Beginning of year	235,204,140	188,500,360
End of year	$262,831,877	$235,204,140

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of Plan:
The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  In 1994 the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Establishment of New Plan
Effective January 1, 2006, the Church & Dwight Co., Inc. Profit Sharing Plan was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All salaried employees of the Company are eligible for participation in the Plan.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401K effective July 1, 2009, post-tax, Company match and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Administrative expenses:
Administrative costs are paid by the Company and by the Plan.

Contributions:
Participants may elect to make pre-tax, Roth 401K (effective July 1, 2009) or post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions are in fixed multiples of 1%.  The Company matches an amount equal to 50% of each participant's pre-tax, Roth 401K effective July 1, 2009, or post-tax contributions up to a maximum of 6%. Participants may also elect to make pre-tax, Roth 401K effective July 1, 2009, or post-tax contributions in excess of 6% of compensation that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company Stock Fund. For all other participants and for participants with less than 3 years of service effective July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 50% (20% as of July 1, 2009) of such contributions are contributed to the Company Stock Fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31.  The minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in company stock.

The participant will specify in which investment fund, in increments of 1%, that the Company's profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

Participant accounts:
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Vesting:
Participants are fully vested at all times in their pre-tax Roth 401K or post-tax contributions and rollover contributions. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage (%)
Less than 2 years	0
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age or death.  Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above.  Participants with 20 or more years of service at the onset of their disability are subject to different limits.

Notes receivable from participants:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:
Distributions may be taken as a lump sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):
Forfeitures:
Forfeitures of non-vested Company matching and profit-sharing contributions are used to reduce future Company contributions. Company matching and profit-sharing contributions were reduced by $467,060 and $337,920 for such forfeitures during the years ended December 31, 2010 and 2009, respectively. The amount in the forfeitures account was $472,015 and $342,871 as of December 31, 2010 and 2009, respectively.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 2 - Summary of significant accounting policies (concluded):
Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the "Trustee") based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statement of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:
Benefits are recorded when paid.

Reclassifications:
Certain amounts in the 2009 Financial Statements have been reclassified to conform to the current year presentation.

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Church & Dwight Co., Inc. common stock	$83,028,316	$76,883,908
Neuberger Berman Genesis Fund	13,217,434	-
PIMCO Total Return Bond Fund	20,859,635	18,009,891
Vanguard Retirement Savings Trust	27,950,242	30,484,007
Thornburg International Value Fund	13,804,050	12,020,002
T. Rowe Price Blue Chip Growth Fund	17,510,344	14,709,597

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3- Investments (continued):
The Plan’s investment assets appreciated in fair value as determined by quoted market prices as follows:

	2010	2009
Church & Dwight Co., Inc common stock	$10,518,159	$5,460,746
Columbia Mid Cap Value Fund	860,866	987,583
Munder Mid Cap Core Growth Shares	1,800,781	1,588,051
Neuberger Berman Genesis Fund	2,370,866	2,473,850
PIMCO Total Return Bond Fund	20,610	981,269
T. Rowe Price Blue Chip Growth Fund	2,429,261	4,241,183
Thornburg International Value Fund	1,535,710	2,697,617
Van Kampen Growth & Income Fund	674,853	1,121,208
Vanguard S&P 500 Index Fund	1,153,542	1,727,623
Vanguard Small Cap Index Fund	669,568	484,826
Vanguard Target Retirement 2005 Fund	28,573	34,487
Vanguard Target Retirement 2010 Fund	102,287	240,496
Vanguard Target Retirement 2015 Fund	428,951	605,121
Vanguard Target Retirement 2020 Fund	662,521	1,003,516
Vanguard Target Retirement 2025 Fund	486,393	628,248
Vanguard Target Retirement 2030 Fund	343,310	461,251
Vanguard Target Retirement 2035 Fund	423,256	559,426
Vanguard Target Retirement 2040 Fund	296,800	382,440
Vanguard Target Retirement 2045 Fund	218,999	328,054
Vanguard Target Retirement 2050 Fund	84,479	104,144
Vanguard Target Retirement Income Fund	32,923	16,743
Vanguard Wellington Fund	491,443	963,009
Totals	$25,634,151	$27,090,891

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Effective July 1, 2009, the first 1% of the profit sharing contribution percentage is a nonparticipant directed investments and Company matching contribution for participants with less than 3 years of service are no longer nonparticipant directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Fair value measurements:
On January 1, 2008, the Plan adopted a Financial Accounting Standards Board (FASB) fair value measurements accounting standard, which defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable  inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB standard are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (continued):

Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Church & Dwight Co., Inc common stock	$83,028,316	-	-	$83,028,316
Mutual funds:
Mid cap equity securities	14,213,494	-	-	14,213,494
Small cap equity securities	13,217,434	-	-	13,217,434
Large and mid cap value stocks and bonds	7,540,680	-	-	7,540,680
International equities	13,804,050	-	-	13,804,050
Growth and income funds	24,597,151	-	-	24,597,151
Index funds	14,373,543	-	-	14,373,543
Bond funds	20,859,635	-	-	20,859,635
Target date funds	34,979,009	-	-	34,979,009
Money market funds	559,645	-	-	559,645
Common collective trusts	-	-	$27,950,242	27,950,242
Totals	$227,172,957	-	$27,950,242	$255,123,199

Financial assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:
	Level 1	Level 2	Level 3	Total
Church & Dwight Co., Inc common stock	$76,883,908	-	-	$76,883,908
Mutual funds:
Mid cap equity securities	10,886,169	-	-	10,886,169
Small cap equity securities	11,238,835	-	-	11,238,835
Large and mid cap value stocks and bonds	6,416,922	-	-	6,416,922
International equities	12,020,002	-	-	12,020,002
Growth and income funds	20,849,174	-	-	20,849,174
Index funds	10,918,812	-	-	10,918,812
Bond funds	18,009,891	-	-	10,009,891
Target date funds	25,206,969	-	-	25,206,969
Money market funds	358,768	-	-	358,768
Common collective trusts	-	-	$30,484,007	30,484,007
Totals	$192,789,450	-	$30,484,007	$223,273,457

Equity securities, mutual funds and company common stock are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (concluded):

Level Three Gains and Losses:

Level 3 Assets
Year Ended December 31, 2010

Common Collective Trust
Balance, beginning of year	$30,484,007
Dividends and interest	827,027
Purchases, sales, issuances and settlements (net)	(3,360,792)
Balance, end of year	$27,950,242

Common collective trust
The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 10 - Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2010 and 2009 financial statements to amounts reported in the 2010 and 2009 Form 5500:

	2010	2009
Net assets available for benefits, per the financial Statements	$262,831,877	$235,204,140
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,100,628	659,008
Net assets available for benefits, per Form 5500	$263,932,505	$235,863,148
Net appreciation in fair value of investments, per the financial statements	$25,634,151	$27,090,891
Adjustment from contract value to fair value for full benefit-responsive investment contracts	441,620	1,022,529
Net appreciation in fair value of investments, per Form 5500	$26,075,771	$28,113,420

Note 11 - Investment Contract:
During 2008, the Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”).  The Trust maintain contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 11 - Investment Contract (concluded):

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2010 and 2009 is presented below:

	2010	2009
Average yields:
Trust:
Based on actual earnings	3.58%	3.31%
Based on interest rate credited to participants	1.97%	3.26%

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES
EIN #13-4996950
Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$33,246,764	$83,028,317
Columbia Mid Cap Value Fund	Mutual Fund	4,119,368	4,977,005
Munder Mid Cap Core Growth Shares	Mutual Fund	7,217,051	9,236,489
Neuberger Berman Genesis Fund	Mutual Fund	11,403,626	13,217,434
PIMCO Total Return Bond Fund	Mutual Fund	20,386,104	20,859,635
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	13,790,610	17,510,344
Thornburg International Value Fund	Mutual Fund	11,408,071	13,804,050
Van Kampen Growth & Income Fund	Mutual Fund	6,322,697	7,086,807
*Vanguard S&P 500 Index Fund	Mutual Fund	9,239,662	10,622,015
*Vanguard Small Cap Index Fund	Mutual Fund	2,977,604	3,751,528
*Vanguard Target Retirement 2005 Fund	Mutual Fund	479,390	518,184
*Vanguard Target Retirement 2010 Fund	Mutual Fund	1,244,221	1,371,081
*Vanguard Target Retirement 2015 Fund	Mutual Fund	4,907,678	5,401,898
*Vanguard Target Retirement 2020 Fund	Mutual Fund	6,068,469	6,900,046
*Vanguard Target Retirement 2025 Fund	Mutual Fund	4,699,603	5,326,743
*Vanguard Target Retirement 2030 Fund	Mutual Fund	3,166,351	3,636,358
*Vanguard Target Retirement 2035 Fund	Mutual Fund	3,487,149	4,061,339
*Vanguard Target Retirement 2040 Fund	Mutual Fund	2,827,622	3,313,478
*Vanguard Target Retirement 2045 Fund	Mutual Fund	1,935,148	2,265,846
*Vanguard Target Retirement 2050 Fund	Mutual Fund	834,926	974,988
*Vanguard Target Retirement Income Fund	Mutual Fund	1,170,834	1,209,047
*Vanguard Wellington Fund	Mutual Fund	6,705,858	7,540,680
*Vanguard Prime Money Market	Mutual Fund	559,645	559,645
*Vanguard Retirement Savings Trust	Collective Trust	26,849,614	27,950,242
		185,048,065	255,123,199
*Notes receivable from participants (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	1,413,300	1,413,300
Totals		$186,461,365	$256,536,499

* Party-in-interest.
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date:	June 29, 2011	By:	/s/ Jacquelin J. Brova
		Name:	Jacquelin J. Brova
		Title:	Executive Vice President, Human Resources
Church & Dwight Co., Inc.